Michael Page

INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com



05008681

27 May 2005

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. AGM statement
2. Directorate change
3. Recent share buybacks

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

[82-5162]

Michael Page International plc announces that at today's Annual General Meeting all resolutions were passed by shareholders.

The result of the proxy voting on each Resolution was as follows:

	Resolution	Total votes for *	% of vote	Total votes against	% of vote	Total votes cast	Votes withheld **
1.	Report and Accounts	280,728,897	99.85	412,364	0.15	281,141,261	1,775,653
2.	Dividend	282,916,914	100	-	-	282,916,914	-
3.	Re-elect A.A.Montague	282,738,264	99.95	130,350	0.05	282,868,614	48,300
4.	Re-elect T.W.Benson	282,141,164	99.74	727,450	0.26	282,868,614	48,300
5.	Re-elect S.J.Ingham	282,141,314	99.74	727,300	0.26	282,868,614	48,300
6.	Remuneration report	274,439,741	97.27	7,707,152	2.73	282,146,893	770,021
7.	Re-appoint auditors	278,443,955	99.68	901,864	0.32	279,345,819	3,571,095
8.	Allotment of shares	280,295,250	99.07	2,621,664	0.93	282,916,914	-
9.	Disapplication of pre-emption rights	282,910,465	100	300	-	282,910,765	6,149
10.	Purchase of own shares	282,855,865	100	6,600	-	282,862,465	54,449
11.	Amendment to the Company's Articles of Association	282,862,165	100	200	-	282,862,365	54,549
12.	Amendment to the Michael Page Incentive Share Plan 2004	276,084,291	99.36	1,779,649	0.64	277,863,940	5,052,974

* Includes discretionary votes
** A vote withheld has no legal effect and is not counted in the votes "For" and "Against" the resolution.
Issued share capital is 342,587,799 (excluding treasury shares)

The company will provide a second quarter trading update on 5 July 2005 and will announce interim results on 15 August 2005.

Enquiries:

Michael Page International plc
Terry Benson Chief Executive 020 7269 2205
Stephen Puckett Group Finance Director

Financial Dynamics
Richard Mountain 020 7269 7291

[82-5162]

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Directorate Change
Released	11:29 25-May-05
Number	7366M

Michael Page
INTERNATIONAL

RNS Number:7366M
Michael Page International PLC
25 May 2005

25 May 2005

UK MANAGING DIRECTOR

Michael Page International plc announces that by mutual agreement Stephen Burke has stepped down as UK Managing Director and resigned as a Director of the Company.

Stephen Ingham, currently Executive Director - UK Operations and a Director of the Company has been appointed as his successor.

Contact
Michael Page International plc

Terry Benson	Chief Executive	01932 264144
Stephen Puckett	Group Finance Director	01932 264144

Financial Dynamics
David Yates/Richard Mountain 0207 269 7291

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:45 13-May-05
Number	3182M

Michael Page
INTERNATIONAL

RNS Number:3182M
Michael Page International PLC
13 May 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 1,250,000 of its Ordinary shares of 1 pence each ("shares") on 13 May 2005 at a price of 195.85 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 14,615,000 of its shares in Treasury and has 342,587,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	10:16 12-May-05
Number	2189M

Michael Page
INTERNATIONAL

RNS Number:2189M
Michael Page International PLC
12 May 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 1,600,000 of its Ordinary shares of 1 pence each ("shares") on 11 May 2005 at a price of 195.68 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 13,365,000 of its shares in Treasury and has 343,837,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:32 10-May-05
Number	1413M

Michael Page
INTERNATIONAL

RNS Number:1413M
Michael Page International PLC
10 May 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 2,100,000 of its Ordinary shares of 1 pence each ("shares") on 10 May 2005 at a price of 196 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 11,765,000 of its shares in Treasury and has 345,437,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:31 09-May-05
Number	0761M

Michael Page
INTERNATIONAL

RNS Number:0761M
Michael Page International PLC
09 May 2005

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 50,000 of its Ordinary shares of 1 pence each ("shares") on 9 May 2005 at a price of 194 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 9,665,000 of its shares in Treasury and has 347,537,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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